EXHIBIT 21.1

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

Chart of Subsidiaries

Company	Place of Incorporation
American Tire Distributors Holdings, Inc.	Delaware
American Tire Distributors, Inc.	Delaware
Tire Pros Francorp	California
Trican Tire Distributors, Inc.	Canada
Tirecraft Western Canada Ltd.	Alberta, Canada
1773503 Alberta Ltd.	Alberta, Canada
Integra Tire & Auto Centres Canada Ltd.	Alberta, Canada
Terry’s Tire Town Holdings, Inc.	Ohio
The Hercules Tire & Rubber Company	Connecticut
Hercules Tire Company of Canada, Inc.	Ontario, Canada
Hercules Asia Pacific, LLC	Connecticut
Hercules Tire (Qingdao), Co., Ltd.	Chinese FICE